

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 4561

July 7, 2006

Steven M. Besbeck
Chief Executive Officer
Aspyra, Inc.
26115-A Mureau Road
Calabasas, California 91302

Re: Aspyra, Inc.
       Form S-3
       Filed June 9, 2006
       File No. 333-134926

Dear Mr. Besbeck:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
General

1.   Tell us why you believe that the Forms 8-K filed on December 15, 2005 and May 18, 2006, were filed on a timely basis. See General Instruction B.1. to Form 8-K. Unless you are able to demonstrate that those reports were made in a timely manner, amend to present the filing on an available registration form. If either of the Forms 8-K was not timely filed, you may submit a letter to the Office of the Chief Counsel of the Division of Corporation Finance requesting a waiver from the eligibility requirements for use of Form S-3 set forth in I.A.3.(b), and your request will be evaluated by that office.

2. We note that Aspyra effectuated sales pursuant to unregistered offerings under the same terms on November 22, 2005 and on May 17, 2006. Upon responding to these comments, please provide the staff with an integration analysis regarding these two offerings. Did Aspyra discontinue its unregistered offering process at any time between November of 2005 and May of 2006? If so, describe the underlying events of the offerings, including when Aspyra commenced the offering process that resulted in the sales of common stock and warrants in May of 2006. In addition to your integration analysis, advise of the availability of a private offering exemption for these unregistered offerings, given the filing of a registration statement in January of 2006 that relates to a portion of these shares. Further, we note that your withdrawal letter dated February 10, 2006 contemplates a subsequent private offering in reliance on Securities Act Rule 155(c). We remind you that Rule 155(c) only applies to private offerings that are "later commenced."

Selling Shareholders, page 13

3. Please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the shares held of record by those entities not publicly held. For example, but without limitation, identify the natural person or persons who exercise voting and/or dispositive powers over Potomac Capital Partners LP, Potomac Capital International Ltd, Pleiades Investment Partners RLP, Orion Capital LLC and Slater FF&E Fund LLC. See Rule 13d-3, Item 507 of Regulation S-K, Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of the supplement to the Telephone Interp. Manual (March 1999).

Plan of Distribution, page 17

4. Please advise whether any of your selling stockholders are broker-dealers or affiliates of broker-dealers. If any of the selling stockholders are broker-dealers and they acquired shares otherwise than as compensation for investment banking services, please revise your disclosure to specifically name them as underwriters. If any of your selling stockholders are affiliates of registered broker-dealers, please revise your prospectus to state whether the sellers purchased in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Part II

Item 16. Exhibits

Opinion of Sheppard, Mullin, Rickter & Hamption, LLP

5. We note that your legality onion states that "when sold by the Selling Shareholders in accordance with the Registration Statement, the Shares will be validly issued, fully paid and nonassessable." This limitation on the opinion seems inappropriate with regard to the 3.75 million shares that are already issued, according to the filing. Also, it appears that the issue of

whether those shares are validly issued, fully paid and nonassessable is independent of any sales by the selling security holders in accordance with the registration statement. The only assumption that appears necessary with respect to the validity opinion would appear to be that the 1.65 million shares underlying the warrants will be issued in accordance with the terms of the warrant agreement described in the filing. Please revise your legality opinion.

Item 17. Undertaking, page 23

6. We note that you provide the undertaking set forth under 512(a)(4) of Regulation S-B. In view of the fact that this is a secondary offering, please advise of the basis for your belief that this undertaking is appropriately included in your registration statement. Also, to the extent that you are relying on Rule 430B or 430C, please revise your registration statement to disclose the appropriate undertaking pursuant to Item 512(g) of Regulation S-K.

Form 10-KSB

Item 8A. Controls and Procedures, page 39

7. We note that you disclose that the "Company's management is responsible for establishing and maintaining adequate internal control over financial reporting . . . and for assessing the effectiveness of its internal control over financial reporting." Accordingly, it appears to us that you are attempting to voluntarily comply with the disclosure requirements of Item 308(a) of Regulation S-B by providing management's assessment of the effectiveness of internal control over financial reporting. However, your disclosures do not appear to comply with all of the requirements of Item 308(a) and you have not included the auditor attestation report specified in Item 308(b), that would be required of a company subject to paragraph (a) of Item 308. Please advise. If you continue to include disclosure regarding the effectiveness of Aspyra's internal control over financial reporting, please revise to clearly disclose that Aspyra is not yet required to comply with Item 308(a) and (b) of Regulation S-B, when Aspyra will be required to comply with Item 308(a) and (b) and explain how its evaluation and disclosure of its internal control over financial reporting differs from that required by Item 308(a) and (b). For example, to the extent that Aspyra does not include an attestation report of its registered public accounting firm, please explain.

8. You disclose under "Changes in Internal Control over Financial Reporting" that "[t]here were no changes in [y]our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-KSB . . . ." In light of requirement that you report the changes made in Aspyra's internal control over financial reporting that occurred *during the last fiscal quarter*, please revise to specifically disclose changes, or lack thereof, during the quarter ended December 31, 2005.

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Joseph E. Nida, Esquire
        Sheppard Mullin Richter & Hampton LLP
        800 Anacapa Street
        Santa Barbara, California 93101